Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NOTICE OF ANNUAL AND SPECIAL

GENERAL MEETING OF SHAREHOLDERS

DECEMBER 12, 2006

To the Shareholders of Kimber Resources Inc.:

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of Kimber Resources Inc. (hereinafter called the "Company") will be held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 9:30 a.m. on Tuesday, December 12, 2006 for the following purposes:

1.

To have placed before the meeting the report to the shareholders, the comparative consolidated financial statements of the Company for the financial years ended June 30, 2006, 2005 and 2004 and the auditors' report thereon;

2.

to elect three (3) directors for the ensuing three (3) years (the directors currently having staggered terms);

5.

To re-appoint D & H Group LLP, Chartered Accountants as auditors of the Company for the ensuing year;

6.

To transact such other business as may properly come before the meeting or any adjournment thereof.

This Notice, and the accompanying Management Proxy Circular and form of proxy are provided in connection with the Annual and Special Meeting of the Company.  All shareholders are cordially invited to attend the Meeting.  A holder of common shares of record at the close of business on Monday, October 23, 2006 will be entitled to vote at the Meeting.  Shareholders who are unable to attend the Meeting in person are urged to exercise their right to vote by completing, dating and signing the enclosed proxy and returning it using one of the methods outlined on the proxy.  To be effective, all proxies must be delivered to:

Computershare Investor Services Inc.

Proxy Dept.  100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524

and received no later than 9:30 a.m. (Vancouver time) on December 8, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting.  Failure to properly complete or deposit a proxy may result in its invalidation.  The time limit for deposit of proxies may be waived by the Chairman of the meeting in his sole discretion without notice.

Kimber's 2006 Annual Report, including the financial statements for the fiscal year ended June 30, 2006 and the report of the auditors, together with the Management Proxy Circular, the proxy and the supplemental mailing card accompany this Notice.

If you have any questions, or require assistance in voting your proxy, please call the undersigned at North American toll free 1-866-824-1100 or contact Computershare at 1-800-564-6253

Dated this 9th day of November, 2006 at Vancouver, BC

By Order of the Board,

  “M.E. Hoole”

Michael E. Hoole

Vice President and Secretary

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR PROXY TODAY